UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: June 21, 2006

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Priortech sells Camtek shares to Israeli Institutional Investors

MIGDAL HA’EMEK, Israel, June 21, 2006 - Camtek Ltd. (Nasdaq: CAMT, TASE: CAMT) announced that its major shareholder, Priortech, sold 2,440,000 Camtek ordinary shares to a number of Israeli institutional investors at a price of $6.13 per share, the closing price on Nasdaq on Friday, June 16. Priortech also granted to the investors options for four years, for an additional 1,220,000 shares at an exercise price of $7.05 per share.

The sale has decreased Priortech’s holdings in Camtek to 63% of the issued share capital. On a fully diluted basis, assuming the full exercise of all convertible securities, Priortech’s holdings decrease to 47% of the share capital of Camtek.

Ronit Dulberg, CFO of Camtek said, “The sale of Priortech’s shares increases the public-float and should improve the liquidity of Camtek’s shares. We see the broader public ownership of Camtek’s shares as a positive development for all shareholders.”

Ms. Dulberg concluded, “The Israeli institutions that purchased shares are all long-term focused investors that see significant future potential in Camtek. Over the last few quarters we have seen very strong growth in our revenues and profitability. We see the purchase of our shares as another vote of confidence in our business and our performance by the capital markets. I would like to take this opportunity to welcome these institutional investors as our shareholders.”

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Ronit Dulberg, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International Investor Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-54-905-0776	Fax: +972 544 246720	kenny.green@gkir.com
ronitd@camtek.co.il		ehud.helft@gkir.com

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